Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

April 10, 2020

VIA E-MAIL ATTACHMENT

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Hub Deals Corp.
Registration Statement on Form S-1
Filed February 21, 2020 File No. 333-236561

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Hub Deals Corp., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 18, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Form S-1 filed February 27, 2020

Prospectus Summary, page 5

1. We note your statement that your intended business is “to provide home project owners with contractor matchmaking services in the U.S.” in order to help “homeowners converge with professional contractors,” and that your business address is in New York, New York. However, elsewhere in your prospectus you state that you are an “art and luxury products auction and resale business,” and that your business address is in Brooklyn, New York. Please revise your prospectus to be consistent as to what business you intend to engage in and where you intend to be located.

Company response: The Company has revised its disclosure on page 5 in response to this comment.

2. Please highlight the disparate voting rights of your Preferred Stock in your prospectus summary section and on the prospectus cover page.

Company response: The Company has the requested disclosure on the prospectus cover page and in the prospectus summary section on page 3.

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Use of Proceeds, page 15

3. It appears that the figures you list for gross proceeds have been miscalculated. Please revise.

Company response: The Company has revised its disclosure on page 15 to correctly calculate the gross proceeds stated.

Description of Business, page 23

4. Please thoroughly revise this section to clarify and better describe the status of your current operations and the development of your proposed business operations. Please include a plan of operations for the next twelve months, including your planned activities, the material events or steps required to pursue each of your planned activities, the expected timeframe in which you expect each activity to occur, and the level of funding required to implement each activity. Also briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering being sold, clarifying how the different funding levels will affect implementation of your plan of operations. Further, please discuss how you intend to generate revenues and incur expenses.

Company response: The Company has made additional disclosure on page 23 in response to this comment.

5. We note your reference to your luxury and art work website at Hubdeals.com. At present it does not appear that the website is functional. Please disclose that your website is not yet operational; please advise us when you expect the website will be operational.

Company response: The Company confirms that its website is now functional.

6. We note that there have been several high profile lawsuits against luxury product resale companies with business plans similar to yours claiming trademark infringement, counterfeiting, false advertising and unfair competition. Please revise your disclosure to discuss how you will comply with the laws governing your activities, like trademark infringement and specifically how you will prevent your website from selling counterfeited products. Please also add a risk factor concerning the risk of lawsuits by luxury companies against resellers like you.

Company response: The Company has added a risk factor titled, “As an online auction website for pre-owned art and luxury products, our success depends on the accuracy of our authentication process. Failure by us to identify counterfeit art and products could adversely affect our reputation and expose us to liability for the sale of counterfeit goods,” on page 10.

Additionally, the Company has revised its existing risk factor, titled, “We may face costly intellectual property infringement claims, the result of which would decrease the amount of cash we would anticipate to operate and complete our business plan,” to include risk related to trademark infringement, counterfeiting, false advertising , unfair competition claims.

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Experts, page 31

7. We note that you identify Thomas E. Puzzo, PLLC as special counsel to the company. We also note that the OTC Markets Pink Sheet describes Thomas E. Puzzo as your General Counsel, adviser, and officer. We further note that no legal fees are identified in your disclosure of offering expenses. Please clarify Mr. Puzzo’s role in the company and whether he is being compensated for his services in connection with this offering.

Company response: The Company confirms that Thomas E. Puzzo is not, and has never been, our General Counsel or an officer of the Company. The Company has pre-paid Law Offices of Thomas E. Puzzo, PLLC $15,000 in connection with this offering. No fees are due or outstanding to Law Offices of Thomas E. Puzzo, PLLC. The Company has revised its disclosure on the OTC Markets website accordingly.

Exhibit Index, page 32

8. We note that Exhibit 3.2 is the Bylaws of Hub Deals Corp. Please file the bylaws for the registrant.

Company response: The Company has filed its Bylaws as Exhibit 3.2.

General

9. We note your statement that “[w]e are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act, since we have a specific business plan or purpose.” However, you have disclosed inconsistent business purposes and have not disclosed a specific business plan. In discussing the definition of a blank check company in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992). It appears that your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

Company response: The Company is not a “blank check company.” Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that:

. . . the term “blank check company” shall mean a company that:

●	Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

●	Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. . . .

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See also Securities Act § 7(b)(3). By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .” Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001).

In several places of the Company’s Amendment No. 1 to Form S-1, filed May 10, 2018, the Company states its specific business plan. For example, in the summary description, on page 5, the Company states:

We operate a high-end, luxury products auction website, hubdeals.com. Hubdeals.com is designed as an innovative commerce interactive platform featuring fine art, collectables, antiques, jewelry, watches, cars, boats, airplanes and real estate. We strive to present only the best and most desirable objects to the most discerning clients. Hubdeals.com offers clients opportunities to transact with private sellers, galleries, airplane, yacht and automobile brokers, and diamond wholesalers anytime, anywhere, online or by mobile device. We provide a hub for sellers to post products that they will sell, barter, or a combination of both, via an interactive technology. We plan to generate revenues through interactive reverse auction sales/barter via our e-commerce platform on our website, www.hubdeals.com.

Further details of the Company’s business plan are disclosed at the beginning of page 23, and continues for two pages. The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on page 26 of its Form S-1. Therefore, the Company has a business plan and has begun operations based on that plan.

On page 5 of its Form S-1, the Company has added disclosure confirming that:

We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act, since we have a specific business plan or purpose. Neither the Company, its affiliates nor its promoters have had preliminary contact or discussions with, nor does the Company, its affiliates or its promoters have any present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger. Neither the Company, its affiliates nor its promoters intend for the Company, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Because the Company (i) has a business plan to continue operating its high-end, luxury products auction website, hubdeals.com, currently with approximately $596,900 of inventory, and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, the Company is not a blank check company within the meaning of Rule 419. The Company’s factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”

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In Securities Act Release No. 6932 (“April 28, 1992), cited by the Staff in its May 22, 2018, letter to the Company and which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, the company has not indicated in any manner whatsoever, that its plans to merge with an unidentified company or companies. The Company has expressly stated on page 6 of the Form S-1 that it does not have any plans to merge with an unidentified company or companies. Therefore, under the Commission’s own interpretation of Section 7(b)(3), the Company is not a blank check company.

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company response: The Company confirms that it has not made any written communications, as defined in Rule 405 under the Securities Act, and that it has not authorized anyone to do so on its behalf.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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